UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of May 2021

Commission File Number: 001-15102

Embraer S.A.

Avenida Dra. Ruth Cardoso, 8501, 30th floor (part),

Pinheiros, São Paulo, SP, 05425-070, Brasil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SkyWest Airlines Orders Eight New E175 Aircraft for Operation with Alaska Airlines

São José dos Campos, Brazil, 12 May 2021 – Embraer has agreed to the sale of eight new E175 jets to SkyWest, Inc. (NASDAQ: SKYW) for operation with Alaska Airlines, adding to the 32 SkyWest E175 jets SkyWest already flies for Alaska. The E175 aircraft will fly exclusively with Alaska Airlines under a Capacity Purchase Agreement (CPA). The value of the contract, which will be included in Embraer’s second-quarter backlog, is USD 399.2 million, based on list price.

Alaska Airlines, a new member of the oneworld Alliance, currently has 62 Embraer E175 jets in their fleet, operated by Horizon Air and SkyWest Airlines. The 76-seat aircraft will be delivered in Alaska’s livery and three-class configuration, starting in 2022.

President and CEO of SkyWest, Chip Childs, said, “With these aircraft, we will have over 220 E175s, operating more than any other carrier in the world. Our customers love the E175; and we have great confidence in and appreciate our long-standing partnership with Embraer for more than 35 years.”

“We have navigated through the pandemic and we’re on a solid path to recovery. The E175 remains a key part of our strategy,” said Nat Pieper, Alaska Airlines senior vice president of fleet, finance and alliances. “We’re excited about growth in the years ahead, which has always been at the heart of Alaska’s DNA. The E175 is a terrific plane to help us add new routes and frequencies, and to complement our mainline aircraft to meet fluctuating demand with the right capacity.”

Mark Neely, VP Sales and Marketing, The Americas, Embraer Commercial Aviation, said, “The E175 is truly the backbone of the North American regional market; Embraer’s market share in the region’s 70-90-seat segment is 85%. There are currently 588 E175s serving U.S. and Canadian carriers in cities across Canada, the USA, Mexico, and Central America.”

The E175 has been a lifeline for carriers as they are perfectly suited to rebuild frequencies and add incremental capacity to meet rebounding domestic demand. During 2020 it was the first aircraft type to bounce back, meeting 100% of Alaska’s 2019’s schedule by Nov. 2020. Last October, the E175 started complementing larger aircraft on several intra-Alaska routes to meet demand fluctuations. Alaska Airlines has also been building its presence in California with the addition of new seasonal routes between cities in the Golden State and Montana with the E175.

Aircraft photos:

https://embraer.imagerelay.com/share/e24176c757114239b0c42092343617e2

PRESS OFFICES

Headquarters (Brazil)	North America	Europe, Middle East and Africa	China	Asia Pacific

Corporate Communications embraer@idealhks.com Cell: +55 11 98890 7777 Tel.: +55 11 4873 7984	Alyssa Ten Eyck aeyck@embraer.com Cell: +1 954 383 0460 Tel.: +1 954 359 3847	Guy Douglas guy.douglas@nl.embraer.com Cell: +31 (0)657120121 Tell: +31 (0)202158109	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 185 1378 5180 Tel.: +86 10 6598 9988	Nilma Missir-Boissac nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955

Follow us on Twitter: @Embraer

About Embraer

Embraer is a global aerospace company headquartered in Brazil. It manufactures aircraft for Commercial and Executive aviation, Defense & Security, and Agricultural customers. The company also provides after-sales services & support through a worldwide network of wholly-owned entities and authorized agents.

Since it was founded in 1969, Embraer has delivered more than 8,000 aircraft. On average, about every 10 seconds an aircraft manufactured by Embraer takes off somewhere in the world, transporting over 145 million passengers a year.

Embraer is the leading manufacturer of commercial jets up to 150 seats and is the main exporter of high value-added goods in Brazil. The company maintains industrial units, offices, service and parts distribution centers across the Americas, Africa, Asia, and Europe.

PRESS OFFICES

Headquarters (Brazil)	North America	Europe, Middle East and Africa	China	Asia Pacific

Corporate Communications embraer@idealhks.com Cell: +55 11 98890 7777 Tel.: +55 11 4873 7984	Alyssa Ten Eyck aeyck@embraer.com Cell: +1 954 383 0460 Tel.: +1 954 359 3847	Guy Douglas guy.douglas@nl.embraer.com Cell: +31 (0)657120121 Tell: +31 (0)202158109	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 185 1378 5180 Tel.: +86 10 6598 9988	Nilma Missir-Boissac nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 12, 2021

Embraer S.A.

By:	/s/ Antonio Carlos Garcia
	Name:	Antonio Carlos Garcia
	Title:	Executive Vice President of Finance and Investor Relations